Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156479

GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED OCTOBER 31, 2011

TO PROSPECTUS DATED SEPTEMBER 19, 2011

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated September 19, 2011, and replaces sticker supplement dated October 11, 2011. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus, unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Growth Trust” include Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of October 17, 2011.

RECENT DEVELOPMENTS

Acquisitions

On October 17, 2011, we closed on the acquisition of the fee simple interest in a three building office complex known as “Gwinnett Center” in Duluth, Georgia. The three multi-tenant buildings comprising Gwinnett Center are situated on approximately 16 acres and have an aggregate of 263,742 net rentable square feet. Two of the buildings are four stories and were constructed in 1990 and 2000, and the third building has three stories and was constructed in 1999. Duluth is situated approximately 30 miles northeast of downtown Atlanta in Gwinnett County, the second most populated county within the Atlanta Metropolitan Statistical Area (the “Atlanta MSA”).

We purchased Gwinnett Center from an unaffiliated third party, Leeward Strategic Properties, Inc., a Delaware corporation, for $14.1 million, exclusive of closing and loan costs. In connection with our investment in Gwinnett Center, we paid our advisor an Investment Services Fee of $260,850, which is equal to 1.85% of the purchase price.

Concurrent with our acquisition of Gwinnett Center, we closed on a non-revolving line of credit loan from RBC Bank in the amount of $11.15 million. At the closing of the acquisition, we paid $7 million of the purchase price from a draw on the loan and the balance of the purchase price, together with closing and loan costs, were paid from proceeds of our current public offering. In addition, approximately $4.15 million of the loan proceeds are expected to be used to fund up to $300,000 in capital improvements and up to $3.85 million for future leasing commissions and tenant improvements for leases meeting certain requirements. The loan bears interest at a variable interest rate adjusted to the greater of (i) 4.95% or (ii) the LIBOR base rate (as defined in the loan agreement) plus 3.50%. The loan agreement provides for the reduction of the interest rate to the greater of (i) 4.20% or (ii) the LIBOR base rate plus 3.50% per annum if a minimum debt service coverage ratio is attained. The interest rate is also subject to a de minimis increase if a minimum deposit account balance is not maintained.

The loan has an initial term of three years and requires interest only monthly payments, with an option to extend the term for an additional two years, subject to meeting certain requirements and including the payment of an extension fee of 0.50% of the loan amount then outstanding. During the two-year extension, if any, monthly payments will equal $17,050 of principal and monthly accrued interest until the extended maturity date, at which time the loan will be due and payable in full. The loan may be prepaid at anytime without penalty, subject to our reimbursing the lender for its costs incurred in connection with any derivatives transaction or termination thereof as a result of the prepayment. Assuming no prepayment or extension of the loan for an additional term, and the $4.15 million available under the loan is fully drawn, the unpaid principal balance due on the loan at maturity is expected to be $11.15 million.

The loan is collateralized by a deed to secure debt, an assignment of leases and rents, and a pledge and security agreement, granting the lender a first priority security interest in Gwinnett Center. The loan is fully recourse to the borrower, a wholly owned subsidiary we formed to acquire Gwinnett Center. Generally the loan documents contain customary covenants, agreements, representations and warranties and events of default. We provided the lender with a limited guaranty pursuant to which we guaranteed (a) the repayment of 50% of the principal amount owed by borrower under the loan, which may be reduced to 25% of such obligations if the borrower meets certain financial covenants and (b) 100% of other costs (including accrued and unpaid interest) outside of principal.

The three buildings comprising Gwinnett Center are approximately 41% leased in the aggregate to approximately 30 tenants with remaining lease terms expiring at various times ranging from the fourth quarter of 2011 through the fourth quarter of 2016. Certain leases have renewal options ranging from one to six years.

Lease Expirations

The following table lists, on an aggregate basis, all of the scheduled lease expirations for each of the years ending December 31, 2011 through December 31, 2020 and thereafter for Gwinnett Center. The table shows the approximate annualized base rent and percentage of annualized base rent represented by each lease.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income (1)	Percentage of Annual Base Rental Income (1)
2011	0	0	0	0	0
2012	11	39,263	14.9%	$771,648	38.4%
2013	4	7,338	2.8%	$121,680	6.0%
2014	6	13,985	5.3%	$237,549	11.8%
2015	6	18,142	6.9%	$318,360	15.8%
2016	3	31,978	12.1%	$562,417	28.0%
2017	N/A
2018	N/A
2019	N/A
2020	N/A
Thereafter

(1)	The Annual Base Rental Income is based on “in place” rent at the time of acquisition (October 2011) and does not include straight line rent adjustment. The Percentage of Annual Base Rental Income is based on the tenants’ percentage of “in place” rent at the time of acquisition.

Estimated real estate taxes for the year ending December 31, 2011 for Gwinnett Center, based on the millage rate indicated for 2011, will total approximately $415,161, calculated by multiplying the three buildings’ total assessed value of $11,620,000 by estimated tax rates ranging from 0.02% to 1.93% per $100 of assessed value.

For federal tax purposes, the depreciable basis in Gwinnett Center is expected to be approximately $11.3 million. We will calculate depreciation expense for federal income tax purposes by using the straight line method. We anticipate depreciating building and land improvements, for federal income tax purposes, based on estimated useful lives of 40 years and 20 years, respectively.

Our acquisition of Gwinnett Center is consistent with our investment strategy. Over the past year, recent and ongoing ownership uncertainty made it difficult for the seller of this asset to undertake capital improvements and leasing efforts. Our investment objective for Gwinnett Center is to increase net operating income through the lease-up of existing vacancies and repositioning of the property in the marketplace. We intend to make certain upgrades and other improvements to the property in the approximate amount of $600,000 which we intend to fund one-half from draws on the current loan facility during the first year and one-half from expected cash flow from the property during the third year. We believe Gwinnett Center is suitable for its intended purposes and is adequately covered by insurance.

In evaluating Gwinnett Center, we considered a variety of factors, including location, functionality and property condition, price per square foot, replacement cost, population growth and market fundamentals such as regional and local economic conditions. Some specific factors considered were the following: Duluth is situated approximately 30 miles northeast of downtown Atlanta in Gwinnett County, the second most populated county within the Atlanta MSA. Gwinnett Center is located within the Northeast Atlanta Office Submarket near Interstate 85. Gwinnet County, Georgia had an estimated 2010 population of 822,000 and is among the fastest growing and affluent counties in the region, having experienced 28% population growth from 2000 to 2010. The Northeast Atlanta Office Submarket benefits from proximity to residential neighborhoods that feature entry-to-executive level housing opportunities for the employees of a wide variety of companies based in the county. Employers are numerous and range from large domestic and international companies to local businesses. The Northeast Atlanta Office Submarket ranks as the fifth largest submarket in the Atlanta MSA and has a current office vacancy rate of approximately 21.8%. Although we expect positive absorption in the Northeast Atlanta Office Submarket as well as the Atlanta MSA generally, the properties in which we invest will be subject to competition from similar properties within their market areas and their economic performance could be affected by changes in local economic conditions. Though significant near term hurdles to economic recovery remain, we expect that improving household finances, moderate employment and income growth and increased corporate profitability should contribute to modest recovery in 2011 and increasing recovery in 2012. Based on the strong demographics discussed above and good access to and visibility of the property, together with the favorable purchase price for Gwinnett Center and its potential for repositioning in the market, we believe Gwinnett Center offers strong investment potential.

UPDATES TO PROSPECTUS

PROSPECTUS SUMMARY - Risk Factors

The following supersedes and replaces in its entirety the sixth bulleted risk factor on page 5 of the prospectus under “PROSPECTUS SUMMARY – Risk Factors,” and this should also be read in conjunction with the information appearing under the “PROSPECTUS SUMMARY – Our Distribution Policy” section on page 15 of the prospectus and the “DISTRIBUTION POLICY” section beginning on page 113 of the prospectus.

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Until the proceeds from this offering are invested and generating operating cash flow or funds from operations sufficient to make distributions to our stockholders, we may determine not to pay cash distributions or to pay some or all of our distributions from other sources, such as from the proceeds of this offering, cash advances to us by our advisor, cash resulting from a deferral of asset management fees, and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow, which may reduce the amount of capital we ultimately invest in assets. We have made, and we may continue to make, distributions in the form of shares of our common stock, which will cause the interest of later investors in our stock to be diluted as a result of stock that has been distributed to earlier investors. We have not established any limit on the extent to which we may use borrowings, proceeds of this offering or shares of our common stock to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level.

PLAN OF DISTRIBUTION – Investments through IRA Accounts

The following supersedes and replaces in its entirety the paragraph under the “PLAN OF DISTRIBUTION – Investments through IRA Accounts” section on page 154 of the prospectus:

Community National Bank (“CNB”) has agreed to act as an IRA custodian for our stockholders who have or desire to establish with CNB an IRA, SEP or certain other tax-deferred accounts or transfer or rollover existing accounts. Such agreement is subject to change and terminable upon 90 days notice by CNB or the Company. For investors whose subscriptions are accepted by the Company and who are admitted as stockholders up to and including December 30, 2011, we will pay the annual maintenance fee for the calendar year in which a subscriber first purchases our shares through an investor account with CNB unless such annual maintenance fee has already been paid by one or more third parties prior to the purchase of any shares through an investor account with CNB. Subscribers who choose CNB as IRA custodian are responsible for paying subsequent annual maintenance fees and any other fees for such accounts. Investors admitted as stockholders after December 30, 2011 will be responsible for payment of their first annual maintenance fee and all subsequent fees. Our payment of the annual maintenance fee will be treated as a purchase price adjustment and result in a lower tax basis in the shares purchased by the IRA. In some cases, the purchase price adjustment may be shared among investments purchased for the account. Subscribers who choose a different IRA custodian are responsible for paying annual maintenance fees and other fees related to such account. Further information as to these custodial services is available through our Managing Dealer or a participating broker.

This Sticker Supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. We caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

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